SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2005

GENESYS S.A.

(Exact name of registrant as specified in its charter)

L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

GENESYS S.A.

SOCIETE ANONYME

SHARE CAPITAL : Euros 18.307.756

REGISTERED OFFICE :

Immeuble l’Acropole,

954 avenue Jean Mermoz,

34967 MONTPELLIER Cedex 2, France

RCS Montpellier B 339 697 021

NOTICE OF SHAREHOLDERS’ MEETING

COMBINED GENERAL MEETING

(ORDINARY AND EXTRAORDINARY)

ON TUESDAY JUNE 28, 2005

The shareholders of GENEYS S.A. are hereby informed that a Combined General

Meeting (Ordinary and Extraordinary) is to be convened

On Tuesday June 28, at 3.00 pm

at Genesys Headquarters

954, avenue Jean Mermoz, 34967, Montpellier cedex 2, France

In conformity to French law an initial meeting is scheduled for June 16, 2005 at 2.00 pm at the Company’s registered office, Immeuble l’Acropole, 954, avenue Jean Mermoz,

34967, Montpellier cedex 2, France

As it is likely that this meeting shall not be held validly failing to obtain the required quorum, the meeting shall be reconvened to take place on June 28, 2005 at 3.00 pm.

Documents covered by article 133 of Decree n° 67-236 of March 23, 1967

UNOFFICIAL TRANSLATION FOR CONVENIENCE ONLY – FRENCH VERSION PREVAILS

HOW TO VOTE

Genesys SA is a dual listed company, listed on Euronext Paris and on the Nasdaq National Market.

* * * * * *

For the Shares listed on Euronext Paris, if you want to vote, you have to:

Steps to be taken by a holder of registered shares

The holders of registered Shares must have their Shares registered in their names at least 1 day prior to the date of the Meeting;

•	If the holder of registered Shares wishes to attend the Meeting, he/she must:
•

Request an admission card in his/her name from NATEXIS BANQUES POPULAIRES – Service Financier-Emetteur Assemblée, 10/12 avenue Winston Churchill, 94677 CHARENTON LE PONT CEDEX, phone: (+33) 1 58 32 47 80 or 34 42, fax: (+33) 1 58 32 46 60. This card will be mailed to him/her.

•	If the holder of registered Shares cannot attend the meeting, he/she may nevertheless:
	•	Either give a proxy to the Chairman of the Board of the Company,
	•	Or be represented by another Voting Shareholder or his/her spouse,
	•	Or vote by mail

In all three cases, the holder of registered Shares must obtain a proxy and mail-in voting forms by writing to NATEXIS BANQUES POPULAIRES –Service Financier-Emetteur Assemblée. In order to allow time for such forms to be issued, requests must be received at NATEXIS BANQUES POPULAIRES – Service Financier-Emetteur Assemblée, no later than 1 day prior to the date of the Meeting.

The proxy or mail-in voting form, duly completed, must be returned to NATEXIS BANQUES POPULAIRES – Service Financier-Emetteur Assemblée, phone: (+33) 1 58 32 47 80 or 34 42, fax: (+33) 1 58 32 46 60 and received at least 1 day prior to the date of the Meeting.

Steps to be taken by a holder of bearer shares

The holders of bearer Shares should, at least 1 day prior to the date of the Meeting, provide evidence that their Shares are being held in a blocked account, in the form of a certificate issued by the financial intermediary with whom such account is maintained. Such certificate should be sent to NATEXIS BANQUES POPULAIRES – Service Financier-Emetteur Assemblée, 10-12 avenue Winston Churchill, 94677 Charenton-le-Pont Cedex, France, phone: (+33) 1 58 32 47 80 or 34 42, fax: (+33) 1 58 32 46 60. The Shares may not be released for possible transfer until after the end of the last Meeting at which the quorum requirement is met;

•	If the holder of bearer Shares wishes to attend the Meeting, he/she must:
	•	1 days prior to the date of the Meeting, ask the financial intermediary who holds his/her Shares on account to block them,
	•	Request an admission card in his/her name from NATEXIS BANQUES POPULAIRES – Service Financier-Emetteur Assemblée,
•	If the holder of bearer Shares cannot attend the Meeting, he/she may nevertheless:
	•	Either give a proxy to the Chairman of the Board of the Company,
	•	Or be represented by another Voting Shareholder or his/her spouse,
	•	Or vote by mail

In all three cases, the holder of bearer Shares must:

•	1 day prior to the date of the Meeting, ask the financial intermediary who holds his/her Shares on account to block them,
•	Request a proxy and mail-in voting form from such financial intermediary

The proxy or mail-in voting form, duly completed, must be returned to NATEXIS BANQUES POPULAIRES – Service Financier-Emetteur Assemblée, and received at least 1 day prior to the date of the Meeting.

Proxy or mail-in votes will only be accepted subject to prior receipt of the certificate evidencing the fact that his/her Shares are being held in a blocked amount. Regardless of the choice of the Voting Shareholder who holds bearer Shares, his/her Shares must remain blocked until after the end of the last validly constituted Meeting.

* * * * *

For the Shares listed on the Nasdaq National Market, if you want to vote, you have to:

Steps to be taken by an ADR Holder

Some Shares are held in the form of an American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”). Each ADS represents the right to receive one-half of one Share. ADSs are listed on the Nasdaq National Market.

The holders of ADRs evidencing ADSs should contact The Bank of New York, as Depositary, at 1-888-269-2377 (toll free number) or 1-610-312-5315 for international ADR holders.

The Holders of ADRs may exercise voting rights with respect to the ADSs by completing the voting instructions card prepared by the Bank of New York, which is being delivered together with this notice to the holders of ADRs.

* * * * *

Any voting Shareholder who has cast a mail-in vote will not have the right to participate in the Meeting in person or to give a proxy to any other person

AGENDA

The Shareholders are convened by the Board of Directors to a General Shareholders’ Meeting on June 16, 2005 (1st call) at 2.00 pm at the head office, Immeuble l’Acropole, 954 avenue Jean Mermoz, 34967 MONTPELLIER Cedex 2, France in order to deliberate on the following agenda.

However, as it is likely that this meeting shall not be held validly failing to obtain the required quorum, the meeting shall be reconvened to take place on June 28, 2005 (2nd call) at 3.00 pm at the head office, Immeuble l’Acropole, 954 avenue Jean Mermoz, 34967 MONTPELLIER Cedex 2, France in order to deliberate on the following agenda.

Ordinary Shareholders' Meeting:

1.	Approval of the corporate financial statements and discharge to directors;
2.	Allocation of profit and loss;
3.	Approval of the consolidated financial statements and discharge to directors;
4.	Approval of regulated agreements referred to in Article L.225-38 of the French Commercial Code;
5.	Determination of the amount of the directors' fees;
6.	Renewal of the term of office of a director;
7.	Ratification of the cooptation of a director appointed to replace a resigning director and renewal of his term of office;
8.	Appointment of an alternate auditor to replace a resigning alternate auditor;
9.	Authorization to be given to the Board of Directors in order to carry out transactions on the company’s shares;
10.	Powers to carry out formalities

Extraordinary Shareholders' Meeting:

11.	Company’s equity capital falling under one half of the share capital;
12.	Amendment to the company’s by-laws for the purpose of transferring the competence of the ordinary shareholders’ meeting to the Board of Directors for the issuance of bonds;
13.

Delegation of competence to the Board of Directors in order to decide the share capital increase through issuance – with preferred subscription right – of shares and/or other securities granting access, immediately or in the future, to the company’s capital and/or other securities granting access to debt;

14.

Delegation of competence to the Board of Directors to increase the share capital through issuance – without preferred subscription right – of shares and/or other securities granting access, immediately or in the future, to the company’s capital and/or other securities granting access to debt;

15.

Delegation of competence to the Board of Directors in order to increase the share capital through issuance of shares reserved for members of a company savings plan without preferred subscription right in favor the latter;

16.	Delegation of competence to the Board of Directors in order to increase the share capital through incorporation of premiums, reserves, profits or other;
17.	Delegation of competence to the Board of Directors to grant stock options;
18.	Powers to the Board of Directors to issue shares without preferred subscription right as consideration for contributions in kind relating to shares or other securities granting access to the capital;
19.	Delegation to be given to the Board of Directors in order to decrease the share capital by cancellation of treasury shares; and
20.	Powers to carry out formalities

The Board of Directors

TEXT OF THE RESOLUTIONS PROPOSED TO THE ORDINARY AND

EXTRAORDINARY SHAREHOLDERS’ MEETING

Ladies and Gentlemen:

Please find hereinafter the text of the resolutions

FALLING WITHIN THE ORDINARY SHAREHOLDERS' MEETING

First resolution (Approval of the corporate financial statements and discharge to directors)

The shareholders’ meeting, ruling under the quorum and majority conditions required for ordinary shareholders’ meetings, having read the management report of the board of directors and the general report of the statutory auditors, approves the balance sheet, the profit and loss statement and the notes thereon for the fiscal year ended December 31, 2004, as they were presented to it, as well as all transactions reflected in such financial statements or summarized in such reports.

Accordingly, the shareholders’ meeting gives the directors full and unconditional discharge for the performance of their offices during the past fiscal year.

Second resolution (Allocation of profit and loss)

The shareholders’ meeting acknowledges that the company achieved, for the fiscal year ended December 31, 2004, a loss amounting to (33,723,410) euros and decides to allocate such loss to the "Carry Forward" account. The "Carry Forward" account has consequently a negative balance of (205,724,301) euros. The shareholders’ meeting furthermore acknowledges that no dividends have been distributed in respect to the previous three fiscal years.

Third resolution (Approval of the consolidated financial statements and discharge to directors)

The shareholders’ meeting, ruling under the quorum and majority conditions required for ordinary shareholders’ meetings, having read the reports of the board of directors and statutory auditors, approves the consolidated financial statements for the fiscal year ended December 31, 2004, as they were presented to it, as well as all transactions reflected in such financial statements or summarized in such reports.

Accordingly, the shareholders’ meeting gives the Directors full and unconditional discharge for the performance of their offices during the past fiscal year.

Fourth resolution (Regulated agreements referred to in Article L. 225-38 of the French Commercial Code)

The shareholders’ meeting, ruling under the quorum and majority conditions required for ordinary shareholders’ meetings, having read the special report of the statutory auditors drawn up pursuant to Article L. 225-40 of the French Commercial Code, approves the transactions and agreements mentioned therein.

Fifth resolution (Determination of the amount of the directors’ fees)

The shareholders’ meeting sets at 160,000 euros the amount of directors’ fees to be allocated between the directors for the current fiscal year and for each of the following fiscal years until a new decision is made.

Sixth resolution (Renewal of the term of office of a director)

The shareholders’ meeting, ruling under the quorum and majority conditions required for ordinary shareholders’ meetings, decides to renew for a three-year period the term of office as director of Mr. François Legros, residing at 1500 B rue du Professeur Joseph Anglada, 34070 Montpellier.

Consequently, his term of office will expire upon adjournment of the ordinary shareholders’ meeting called to rule on financial statements for the fiscal year to be ending December 31, 2007.

Seventh resolution (Ratification of the cooptation of a director appointed to replace a resigning director and renewal of his term of office)

The shareholders’ meeting, ruling under the quorum and majority conditions required for ordinary shareholders’ meetings, ratifies the cooptation of Frédéric Spagnou appointed to replace Jean-Jacques Bertrand, having resigned since June 23, 2004, for his remaining term of office, i.e. upon adjournment of this ordinary shareholders’ meeting.

The shareholders’ meeting, ruling under the same quorum and majority conditions, renews for a three-year period the term of office as director of Mr. Frédéric Spagnou, residing at 3560 Chemin des Lauves, 13540 Puyricard.

Consequently, his term of office will expire upon adjournment of the ordinary shareholders’ meeting called to rule on financial statements for the fiscal year 2007.

Eighth resolution (Appointment of an alternate auditor to replace a resigning alternate auditor)

The shareholders’ meeting, ruling under the quorum and majority conditions required for ordinary shareholders’ meetings, having read the report of the board of directors, taking formal note of the retirement of Mr. Georges Guillemain, co-alternate auditor, appoints to replace him and for his remaining term of office, i.e. upon adjournment of the ordinary shareholders’ meeting called to rule on the financial statements for the fiscal year ending December 31, 2006, Mr. Jean-Maurice Delrieu, residing at 1025 rue Henri Becquerel, 34000 Montpellier.

Furthermore, the shareholders’ meeting acknowledges insofar as necessary that:

-	Ernst & Young, co-statutory auditor of the company, is now represented by Mrs. Christine Blanc-Patin, replacing Mr. Antoine Peskine; and
-

The Merger between Audit Consulting Taxes (ACT) and Deloitte Touche Tohmasu - Audit, and states that the term of the Audit mission of the company is continued by Deloitte Touche Tohmastu – Audit as the new name is “Deloitte & Associés”. The General Meeting grants all powers to the Board of Directors in order to modify the Registration Act of Companies;

Ninth resolution (Authorization to be granted to the board of directors in order to carry out transactions on the company’s shares)

The shareholders’ meeting, ruling under the quorum and majority conditions required for ordinary shareholders’ meetings, having read the report of the board of directors and the prospectus (note d’information) with visa of the Autorité des marchés financiers, authorizes the board of directors, with the possibility to delegate, pursuant to the provisions of Articles L. 225-209 et seq. of the French Commercial Code, to purchase shares of the company, in particular, with a view:

-

to implement any stock option plan (plan d’options d’achat et de souscription d’actions) of the company in the context of the provisions of Articles L. 225-177 et seq. of the French Commercial Code; or

-

to grant shares to employees in respect of the participation in the proceeds of the company’s expansion and to implement any company savings plan under the conditions provided for by law, in particular Articles L. 443-1 et seq. of the French Commercial Code; or

-	to grant free shares in the context of the provisions of Articles L. 225-197-1 et seq. of the French Commercial Code; or
-	to deliver shares (as exchange, payment or otherwise) in the context of external growth transactions; or
-	to deliver shares during the exercise of rights attached to securities giving access to the share capital, through reimbursement, conversion, exchange, presentation of a warrant or any other means; or
-	to cancel all or part of the securities so repurchased, subject to the adoption by the extraordinary shareholders’ meeting of the 19th resolution below and in the terms indicated therein; or
-

to implement an asset and financial management policy including purchases and sales according to market situation, the conservation of said shares, their availability under a liquidity agreement entered into with an investment service provider, their assignment and, generally, their transfer, including under loans or borrowings of securities.

This program would also be aimed at enabling the company to operate in any other purpose authorized or to be authorized by applicable law or regulations. In such a case, the company would inform its shareholders through press release.

The purchases of shares of the company may relate to a number of shares such as:

-

The number of shares that the company purchases during the repurchase program does not exceed 10% of the shares forming the company’s capital, at any time whatsoever, this percentage applying to a capital adjusted according to transactions affecting it subsequently to this shareholders’ meeting, i.e., for information purposes, as at December 31, 2004, 1,830,775 shares;

-	The number of shares that the company will hold at any time whatsoever does not exceed 10 % of the shares forming the company’s capital.

The acquisition, assignment or transfer of the shares may be carried out at any time (including during tender offer) and through any means, on the market or over-the-counter, including through acquisition or assignment of blocks (without limited the part of the repurchase program that may be carried out through this), or use of options or other financial futures traded on a regulated market or over-the-counter or delivery of shares further to issuance of securities granting access to the capital of the company through conversion, exchange, reimbursement, exercise of a warrant or otherwise.

The maximum purchase price for the shares in the context of this resolution will be 19 euros per share (or the equivalent of such amount on the same date in any other currency), this maximum price applying only to acquisitions decided from the date of this meeting and not to future transactions entered into pursuant to an authorization given by a previous shareholders’ meeting and providing for acquisitions of shares after the date of this meeting.

The global amount allocated to the share repurchase program authorized above may not be greater than 35 million euros.

Such authorization deprives any effect as from this day and up to the portion not used yet, if any, any prior delegation granted to the board of directors for the purpose of carrying out any transaction on the shares of the company. It is granted for an eighteen-month period as from this day.

The shareholders’ meeting delegates to the board of directors, in case of modification of the par value of the share, capital increase through incorporation of reserves, granting of free shares, regrouping of securities, distribution of reserves or any other assets, amortization of the capital, or any other transaction relating to working capital, the power to adjust the aforementioned purchase and sale price in order to take into account the effect of such transactions on the share value.

The shareholders’ meeting grants all powers to the board of directors, with the possibility to sub-delegate in accordance with applicable laws and regulations, in order to decide and carry out the implementation of this authorization, to specify the terms thereof, if necessary, and to decide the terms and conditions thereof with possibility to delegate under the legal conditions the completion of the purchase program, and in particular to put in any order, to enter into any agreement, with a view to the keeping of share purchase or sale registers, to make any declarations with the Autorité des marchés financiers and any other authority substituting therefor, to carry out all formalities and, generally, to do all necessary actions.

Tenth resolution (Powers to carry out formalities)

The shareholders’ meeting grants all powers to the bearer of an original, a copy, or an extract from these minutes in order to carry out all formalities of filing, publicity and other where necessary.

FALLING WITHIN THE SCOPE OF THE EXTRAORDINARY SHAREHOLDERS' MEETING

Eleventh resolution (Equity capital of the company falling under one half of the share capital)

The shareholders’ meeting, ruling under the quorum and the majority conditions required for extraordinary shareholders’ meetings, having read the report of the board of directors, acknowledges that the company’s equity capital, for the fiscal year ended December 31, 2004, has fallen under one half of the share capital and decides, in accordance with the provisions of Article L. 225-248 paragraph 1 of the French Commercial Code, not to proceed with the dissolution of the company. The shareholders’ meeting decides that it is not necessary to appoint liquidators to realize assets, liabilities and allocate the balance between shareholders given the continuation of the business activity hereby decided.

The shareholders’ meeting acknowledges that the company will be bound to remedy this situation, no later than December 31, 2007, either by decreasing its share capital of an amount at least equal to that of the losses that could not be charged on the reserves, or by building up its equity capital up to a value at least equal to one half of the share capital.

Twelfth resolution (Amendment to the company’s by-laws for the purpose of transferring the competence from the ordinary shareholders’ meeting to the board of directors for the issuance of bonds)

The shareholders’ meeting, ruling under the quorum and majority conditions of extraordinary shareholders’ meeting, having read the report of the board of directors, decides to amend Article 24 of the company’s by-laws for the purpose of transferring in favor of the board of directors the competence reserved to the ordinary shareholders’ meeting for the issuance of bonds.

The shareholders’ meeting decides to suppress from the 7th paragraph of the 3rd section of Article 24 of the by-laws the expression “the issuance of bonds not convertible or exchangeable against shares, as well as”.

Article 24 of the by-laws, as amended, provides:

“The Ordinary Shareholders' Meeting is the meeting called to make all decisions that do not amend the by-laws.

It must be held at least once a year within the applicable legal and regulatory time-periods, to approve the financial statements for the previous fiscal year and the consolidated financial statements, if any.

Its powers shall include, in particular, the following:

-	To approve, modify or reject the financial statements submitted to it;

-	To rule on the consolidated financial statements;

-	To rule on the distribution and allocation of the profits by complying with the statutory provisions;

-	To appoint and revoke the directors and statutory auditors;

-	To approve or reject the appointment of directors provisionally carried out by the Board of Directors;

-	To rule on the special report of the statutory auditors concerning the agreements submitted to the prior authorization of the Board of Directors;

-	To authorize the constitution of real security interests that might be granted to them.

The Ordinary Shareholders' Meeting validly rules, upon first notice of meeting, only if the shareholders, present, represented or having voted by mail own at least one fourth of the shares having voting rights. Upon second notice of meeting, no quorum is required.

It shall rule upon majority of the votes held by the shareholders present or represented, including the shareholders having sent votes by mail.”

The shareholders’ meeting acknowledges that the modification of Article 24 of the by-laws entails the end of the delegation granted to the board of directors by the eighth resolution of the shareholders’ meeting of May 26, 2004 relating to the issuance of bonds pursuant to the provisions of the new Article L. 228-40 of the French Commercial Code derived from the Order of June 24, 2004.

Thirteenth resolution (Delegation of competence to be given to the board of directors in order to decide the share capital increase through issuance – with preferred subscription right – of shares and/or other securities granting access, immediately or in the future, to the company’s shares and/or other securities granting access to debt)

The shareholders’ meeting, ruling under the quorum and majority conditions required for extraordinary shareholders’ meetings, having read the report of the board of directors and the special report of the statutory auditors and pursuant to the provisions of Articles L. 225-129 et seq. of the French Commercial Code, in particular Article L. 225-129-2:

1.      Delegates to the board of directors its competence to decide the share capital increase, at one or more times, in France or abroad, under such proportion and at such periods as it might deem appropriate, either in euros or in any other currency or monetary unit set up by reference to several currencies, by issuance of shares (excluding preferred shares) or other securities granting access to the company of the company, issued with or without consideration, governed by Articles L. 228-91 et seq. of the French Commercial Code); it being specified that the subscription of shares and other securities may be carried out either in cash, or by set-off of receivables, or in all or part through incorporation of reserves, benefits and premiums;

2.      Delegates to the board of directors its competence to decide the issuance of securities granting access to the capital of companies of which it directly or indirectly owns more than half the capital and/or other securities granting access to debt;

3.      Decides to set as follows the limits of the amounts of capital increases authorized in case of use by the board of directors of this delegation of competence:

The maximum nominal amount of the capital increases likely to be carried out immediately or in the future pursuant to this delegation should be set at 100 million euros; it being specified that the maximum nominal amount of any capital increase likely to be carried out pursuant to the 14th, 15th, 16th, 17th and 18th resolutions of this meeting should be set at 213 million euros;

The nominal amount of the shares to be possibly issued in addition, in case of new financial transactions to preserve the rights of holders of securities granting access in the future to shares should reduce the threshold above, if necessary;

4.      Sets at twenty-six months, as from the day of this meeting, the term of validity of this delegation of competence;

5.      In case of use by the board of directors of this delegation of competence:

-	Decides that issuance would be reserved in priority to shareholders who might subscribe as of right (à titre irréductible) in proportion to the number of shares then owned by them;
-	Acknowledges that the board of directors has the possibility to institute a subscription right for remaining securities (à titre réductible);
-

Acknowledges that this delegation of competence will automatically entail, in favor of holders of issued securities granting access to the company’s capital, waiver by the shareholders of their preferred subscription right to the shares to which such securities would entitle immediately or in the future;

-

Acknowledges that if the subscriptions as of right and for remaining securities, if any, have not absorbed the aggregate capital increase, the board of directors may use, under the conditions provided for by law and in such order as it might determine, either of the possibilities below:

	o	Limit the capital increase to the amount of the subscriptions provided that such amount reaches at least three-quarter of the decided capital increase;
	o	Freely allocate all or part of the shares or, in case of securities granting access to the capital, said issued unsubscribed securities;
o

Offer to the public, by public issue, all or part of the shares or, in case of securities granting access to the capital, said issued and unsubscribed securities, on the French market and/or abroad and/or on the international market.

-	Decides that the issuance of stock options of the company may be implemented by either subscription offering or free allocation to holders of former shares
-

Decides that in case autonomous subscription warrants are granted for free, the board of directors may decide that the fractional rights shall not be tradable and that the corresponding shares shall be sold.

6.      Decides that the board of directors will have all powers, with the possibility to sub-delegate under the conditions set by law, to implement this delegation of competence, for the purpose, in particular, of:

-	Deciding the amount of the capital increase and determining the securities to be issued;
-	Deciding the amount of the capital increase, the issuance price as well as the amount of the premium which may be requested during the issuance, as the case may be;
-

Determining the dates and terms and conditions of capital increase, the nature, features of the securities to be created; deciding, furthermore, in the case of interest notes (including securities granting access to debt as set forth under Article L. 228-91 of the French Commercial Code), subordinated or not (and their subordination rank, if necessary, in accordance with the provisions of Article L. 228-97 of the French Commercial Code), to set their interest rate (in particular fixed or variable rate or zero coupon or indexed), duration (determined or not) and other terms and conditions of issuance (including the fact of granting them guarantees or sureties) and amortization (including reimbursement by delivery of assets of the company); to the extent necessary, the securities might be granted with warrants allowing their holders to receive, acquire or subscribe to bonds or any other securities representing a receivable or any complex bonds within the meaning of the stock exchange authorities (for example, due to their terms and conditions of reimbursement or remuneration or other rights such as indexing, option possibility);  amending, during the term of such securities, the terms and conditions thereof in accordance with applicable regulation;

-	Determining the method of payment of the shares or other securities granting access to the capital to be issued immediately or in the future;
-

Setting, if necessary, the terms and conditions of exercise of the rights attached to the shares or securities to be issued and, in particular, deciding the date, even retroactive, from which the new shares would bear interest, determining the terms and conditions of exercise of the rights to conversion, exchange, reimbursement, if any, including by delivery of assets of the company such as shares or securities already issued by the company, as well as all other terms and conditions of completion of the capital increase;

-

Setting the terms and conditions according to which the company will have, as the case may be, the possibility to purchase or exchange on the stock exchange, at any time or during determined periods, the securities issued or to be issued immediately or in the future with a view of canceling them or not, in accordance with applicable laws and regulations;

-	Providing for the possibly suspend the exercise of the rights attached to such securities in accordance with applicable laws and regulations;
-

At its sole initiative, allocating the capital increase costs on the amount of the premiums related thereto and withdrawing on such amount the sums necessary to amount the legal reserve to one-tenth of the new capital after each capital increase;

-

Setting and proceeding to any adjustments for the purpose of taking into account the consequence of transactions on the company’s capital, in particular modification of the par value of the shares, capital increase through incorporation of reserves, free allocation of shares, regrouping of securities, distribution of reserves or any other assets, amortization of the capital, or any other transactions relating to working capital, and setting the terms and conditions according to which the preservation of the rights of holders of securities granting access in the future to the capital will be ensured, if necessary;

-	Noting the completion of each capital increase and proceeding with the corresponding amendments of the by-laws;
-

Generally, entering into any agreement, in particular for the successful completion of the contemplated issuance, taking all measures and carrying out all formalities useful for the issuance, listing and financial payment of the securities issued pursuant to this delegation as well as the exercise of the rights attached thereto

7.      Acknowledges that this delegation deprives of effect as from this day up to the portion not used yet, if any, all prior delegations having the same purpose, i.e. any global delegation of competence relating to the capital increase, with preservation of the preferred subscription right, covering the securities and transactions referred to in this resolution.

8.      Acknowledges that, in the event that the board of directors uses the delegation of competence granted to it in this resolution, the board of directors will report to the following ordinary shareholders’ meeting, pursuant to the law and the regulation the use made of the authorizations granted in this resolution.

Fourteenth resolution (Delegation of competence to be given to the board of directors to carry out the share capital increase through issuance – without preferred subscription right – of shares and/or other securities granting access, immediately or in the future, to the company’s capital and/or other securities granting access to debt)

The shareholders’ meeting, ruling under the quorum and majority conditions required for extraordinary shareholders’ meetings, having read the report of the board of directors and the special report of the statutory auditors and pursuant to the provisions of Article L. 225-129 et seq. of the French Commercial Code, in particular Articles L. 225-129-2, L. 225-135 and L. 225-148 of said Code:

1.      Delegates to the board of directors its competence to decide on the share capital increase, at one or more times, under such proportion and at such periods as it might deem appropriate, subject to the provisions of Article L. 225-129-3 of the French Commercial Code, on the French market and/or the foreign markets and/or the international market, through public issue, either in euros or in any other currency or monetary unit set up by reference to several currencies, by issuance of shares (excluding preferred shares) or securities granting access to the company’s capital, issued with or without consideration, governed by, Articles L. 225-149 et seq. and L. 228-91 et seq. of the French Commercial Code; it being specified that the subscription of shares and other securities may be carried out either in cash, or by off-set of receivables, or in all or part through incorporation of reserves, benefits or premium, or in kind. Such securities may in particular be issued in order to (i) attribute shares of the company in case of exercises of Vialog stock options by certain employees of the company who are former Vialog employees, and (ii) remunerate securities that would be contributed to the company, in the context of an exchange offer carried out in France or abroad according to local rules (for example in the context of reverse merger) on securities meeting the conditions set by Article L. 225-148 of the French Commercial Code;

2.      Delegates to the board of directors its competence to decide the issuance of shares or securities granting access to the company’s capital and/or other securities granting access to debt to be issued further to the issuance by the companies in which the company directly or indirectly holds more than half of the share capital of securities granting access to the company’s capital.

This decision automatically entails, in favor of the holders of securities likely to be issued by companies of the group of the company, waiver by the shareholders of the company of their preferred subscription right to the shares or securities granting access to the company’s capital to which such securities would entitle;

3.      Delegates to the board of directors its competence to decide the issuance of securities granting access to the capital of companies of which it directly or indirectly owns more than half the capital and/or other securities granting access to debt;

4.      Decides to set as follows the limits of the amounts of capital increases authorized in case of use by the board of directors of this delegation:

•

The maximum nominal amount of the capital increases likely to be carried out, either directly or not, from the issuance of shares or securities referred to above is set at 100 million euros; it being specified that the amount of the global threshold provided for in paragraph 3 of the 13th resolution of this meeting shall reduce such amount;

•

To such threshold the nominal amount of the shares to be possibly issued in case of new financial transactions should be added, if necessary, to preserve, pursuant to the law, the rights of holders of securities entitling to shares in the future;

5.	Sets at twenty-six months, as from the day of this meeting, the term of validity of this delegation;

6.      Decides to suppress the preferred subscription right of the shareholders to the securities issued pursuant to this resolution, by granting, however, to the board of directors pursuant to Article L. 225-135, 2nd paragraph, the possibility to grant to the shareholders, for a time-period and according to terms and conditions, it will set and for all or part of a carried out issuance, a preferred subscription period that does not give rise to the creation of negotiable rights and that shall be exercised in proportion to the number of shares owned by each shareholder and may be possibly supplemented by a subscription for remaining securities; it being specified that the unsubscribed securities will be the purpose of a public investment in France and/or abroad and/or on the international market;

7.      Acknowledges that this delegation if the subscriptions, including those of the shareholders, if any, have not absorbed the aggregate issuance, the board might limit the amount of the transaction to the amount of the subscriptions received, provided that such amount reaches, at least, three-quarters of the decided issuance;

8.      Acknowledges that this delegation will automatically entail, in favor of the holders of issued securities granting access to the company’s capital, express waiver by the shareholders of their preferred subscription right to the shares to which the securities should entitle;

9.      Acknowledges that, pursuant to Article L. 225-136 1° 1st paragraph of the French Commercial Code, that:

•

The issuance price for the shares directly issued should be at least equal to the minimum provided for by the applicable regulations (as of today, the average three trading days on the Eurolist of Euronext Paris prior to the determination of the subscription price of the increase with a possible 5% discount), after adjustment, if necessary, of such average in case of difference between the maturity dates;

•

The issuance price of the securities granting access to the capital shall be such as the amount immediately received by the company, increased, if necessary, by the amount likely to be subsequently received by it, or, for each share issued as a result of the issuance of such other securities, at least equal to the minimum subscription price defined in the previous paragraph;

•

The conversion, reimbursement or generally the transformation into shares of each security granting access to the capital will be made, considering the par value of the bond, in a number of shares such as the amount received by the company, for each share, to be at least equal to the minimum subscription price defined in the first section of this paragraph 9;

10.   Having read the board of directors’ report and the statutory auditors’ special report, authorizes the board of directors, in accordance with the provisions of Article L.225-136 1° second paragraph of the French Commercial Code, up to 10% of the share capital per year, to set the issue price of the shares and securities granting access to the share capital provided only that the issue price for the shares is the average three trading days on the Eurolist of Euronext Paris prior to the determination of the subscription price of the increase with a possible 5% discount.

Should the board of directors use this authorization, it will prepare an additional report, certified by the statutory auditors, describing the final conditions of the transaction and giving components to assess the actual incidence on the shareholder’s position.

11.   Decides that the board of directors shall have all powers, with the possibility to sub-delegate under the conditions set by law, to implement this delegation, for the purpose, in particular, of:

•	Deciding the capital increase and determining the securities to be issued;
•	Deciding the amount of the capital increase, the issue price as well as the amount of the premium that might, if necessary, be requested upon issuance;
•

Determining the dates and terms and conditions of capital increase, the nature, features of the securities to be created; deciding, furthermore, in the case of interest notes (including securities granting access to debt as set forth under Article L. 228-91 of the French Commercial Code), subordinated or not (and their subordination rank, if necessary, in accordance with the provisions of Article L. 228-97 of the French Commercial Code), to set their interest rate (in particular fixed or variable rate or zero coupon or indexed), duration (determined or not) and other terms and conditions of issuance (including the fact of granting them guarantees or sureties) and amortization (including reimbursement by delivery of assets of the company); to the extent necessary, the securities might be granted with warrants allowing their holders to receive, acquire or subscribe to bonds or any other securities representing a receivable or any complex bonds within the meaning of the stock exchange authorities (for example, due to their terms and conditions of reimbursement or remuneration or other rights such as indexing, option possibility)  amending, during the term of such securities, the terms and conditions thereof in accordance with applicable regulation;

•	Determining the method of payment of the shares or other securities granting access to the capital to be issued immediately or in the future;
•

Setting, if necessary, the terms and conditions of exercise of the rights attached to the shares or securities granting access to the capital to be issued and, in particular, setting the date, even retroactive, as from which the new shares would bear interest, determining the terms and conditions of exercise of the rights to conversion, exchange, reimbursement, if any, including by delivery of assets of the company such as shares or securities already issued by the company, as well as all other terms and conditions of completion of the capital increase;

•

Setting the terms and conditions according to which the company will have, if necessary, the possibility to purchase or exchange on the stock exchange, at any time or during determined periods, the securities to be issued immediately or in the future with a view to canceling them or not, considering the legal provisions;

•	Providing for the possibility to possibly suspend the exercise of the rights attached to the securities issued in accordance with the laws and regulations;

•

More particularly, in case of issuance of securities for the purpose of remunerating securities contributed in the context of an exchange offer, setting the list of the securities contributed to the exchange, the conditions of the issuance, the exchange parity as well as, if necessary, the amount of the cash adjustment to be paid and determining the terms and conditions of the issuance in the context either of an exchange offer; an alternative purchase or exchange offer, or a sole offer proposing the purchase or exchange of the securities referred to for payment in securities and in cash, or a tender offer or an exchange as a principal matter, along with an exchange offer or a tender offer as a subsidiary matter, or any other form of tender offer complying with the law and regulation applicable to said tender offer;

•

At its sole initiative, allocating the costs of capital increases on the amount of the premiums related thereto and withdrawing on such amount the sums necessary to amount the legal reserve to one-tenth of the new capital after each capital increase;

•

Setting, and proceeding with all adjustments for the purpose of taking into account the effect of transactions on the company’s capital, in particular modification of the par value of the shares, capital increase through incorporation of reserves, free allocation of shares, regrouping of securities, distribution of reserves or any other assets, amortization of the capital, or all other transactions related to equity capital, and setting the terms and conditions according to which the preservation of the rights of holders of securities giving access in the future to the capital will be ensured, if necessary;

•	Noting the completion of each capital increase and proceeding with the corresponding modifications of the by-laws;
•

Generally, entering into all agreements, in particular for the successful completion of the contemplated issuance, taking all measures and carrying out all formalities necessary for the issuance, listing and financial payment of the securities issued pursuant to this delegation as well as the exercise of the rights attached thereto.

12.   Acknowledges that this delegation deprives of effect as from this day, up to the portion not yet exercised, if any, all prior delegation having the same purpose, i.e. all global delegation of competence relating to the capital increase, without preferred subscription right, covering the securities and transactions referred to in this resolution.

13.   Acknowledges that, in the event that the board of directors uses the delegation of competence granted to it in this resolution, the board of directors will report to the following ordinary shareholders’ meeting, in accordance with the laws and regulations, the use made of the authorizations granted in this resolution.

Fifteenth resolution (Delegation of competence to be granted to the board of directors in order to proceed to the share capital increase through issuance of shares reserved for members of a company savings plan with suppression of preferred subscription right in favor of the latter)

The shareholders’ meeting, ruling under the quorum and majority conditions required for extraordinary shareholders’ meetings, having read the report of the board of directors and the special report of the statutory auditors, and pursuant, on the one hand, to the provisions of Articles L. 225-129-6 and L. 225-138-1 of the French Commercial Code, and on the other hand, of Article L. 443-5 of the French Labor Code:

1.      Delegates to the board of directors its competence to decide the share capital increase, at one or more times, of a maximal nominal amount of 1,000,000 euros, through issuance of shares or securities granting access to the capital reserved for members of one or more company savings plans (or other members of a plan falling within the scope of Article L. 443-5 of the French Labor Code relating to reserved capital increases under similar conditions) that would be set up within the Genesys group constituted by the company and corporations, either French or foreign, falling within the perimeter of consolidation or combination of accounts of the company pursuant to Article L. 444-3 of the French Labor Code; it being specified that the maximum nominal amount of the capital increases likely to be carried out, immediately or in the future, pursuant to this delegation, shall be charged on the amount of the global threshold provided for in paragraph 3 of the 13th resolution of this meeting;

2.      Sets at twenty-six months, as from the day of this meeting, the term of validity of the delegation of issuance purpose of this delegation;

3.      Decides that the issue price for the shares or the securities granting access to the capital shall be determined under the conditions provided for in Article L. 443-5 of the French Labor Code and shall be equal to 80% of the Reference Price (such as this expression is defined below) or to 70% of the Reference Price when the unavailability period provided for by the plan in accordance with Article L. 443-6 of the French Labor Code is greater than, or equal to, ten years; however, the shareholders’ meeting expressly authorizes the board of directors, should it deem it appropriate, to reduce or suppress the aforementioned rebates, within legal and regulatory limits, in order to take into account, inter alia, the legal, accounting, tax and corporate regimes applicable locally; the board of directors may also substitute for all or part of the rebate a free granting of shares or securities granting access to the capital in accordance with the provisions below; for the purposes of this paragraph, the Reference Price designates the average first trading prices of the company’s shares on the Eurolist of Euronext Paris during the twenty trading sessions prior to the day of the decision setting the opening date of the subscription for members of a company savings plan;

4.      Authorizes the board of directors to grant, for no consideration, to the above-mentioned beneficiaries, in addition to shares or securities granting access to the capital to be subscribed in cash, shares or securities granting access to the share capital to be issued or already issued, as substitution for all or part of the rebate compared to the Reference Price and/or any aboundment; it being understood that the benefit resulting from this granting may not exceed the legal or regulatory limits in accordance with Articles L. 443-5 and L. 443-7 of the French Labor Code;

5.      Decides to suppress in favor of the beneficiaries indicated above the preferred subscription right of the shareholders to the securities being the purpose of this authorization, said shareholders moreover waiving to any right to free shares or securities granting access to capital to be issued in accordance with this resolution;

6.      Decides that the board of directors will have all powers to implement this delegation, with the possibility to sub-delegate in accordance with the applicable laws and regulations, within the limits and under the conditions specified above for the purpose, in particular, of:

•

Setting under the legal conditions the list of the companies whose employees, pre-retired or retired persons might subscribe to the issued shares or securities granting access to the capital and benefit from free shares or securities granting access, if any;

•	Deciding that the subscriptions might be carried out directly or through company investment funds or other structures or entities allowed by the legal or regulatory provisions;
•	Determining the conditions, including, but not limited to, seniority, to which the beneficiaries of the capital increases shall comply;
•	Setting the opening and closing dates for the subscriptions;
•

Setting the amounts of the issuance that would be completed pursuant to this authorization and deciding in particular the issuance price, dates, time-periods, terms and conditions of subscription, payment, delivery and use (even retroactive) of the shares, as well as the other terms and conditions of the issuance, within the applicable legal or regulatory limits;

•

In case of free allocation of shares or securities granting access to the capital, setting the number of shares or securities granting access to the capital to be issued, the number to be granted to each beneficiary, and setting the dates, time-periods, terms and conditions of granting of such shares or securities granting access to the capital within the applicable legal or regulatory limits; and deciding (i) that the granting of such shares or securities granting access to the capital shall be substituted, in all or in part, to the rebates compared to the Reference Price provided for above, or (ii) that the counter-value of the shares should be charged over the total amount of the aboundment, or (iii) to combine such options;

•

Noting the completion of the capital increases up to the amount of the shares that would actually be issued (after possible reduction in case of over-subscription) individually or through an investment fund or other structures or entities allowed by applicable laws and regulations;

•

If necessary, charging the costs of capital increases on the amount of the premiums related thereto and withdrawing on such amount the sums necessary to amount the legal reserve to one-tenth of the new capital after each capital increase;

•

Entering into any agreement, carrying out, directly or indirectly through an agent, any transactions and terms and conditions, including proceedings to the formalities further to capital increases and corresponding amendments to the by-laws;

•

Generally, entering into all agreements in particular for the successful completion of the contemplated issuance, taking all measures and decisions and carrying out all formalities necessary for the issuance, listing and financial payment of the securities issued pursuant to this delegation as well as the exercise of rights attached thereto or further to capital increases carried out.

7.      Decides that this authorization will deprive of effect from this day, up to the portion not used yet, if any, any prior delegation granted to the board of directors in order to increase the company’s share capital through issuance of shares reserved for members of savings plan, without preferred subscription right in favor of the latter.

Sixteenth resolution (Delegation of competence to be given to the board of directors in order to increase the share capital through incorporation of premiums, reserves, profits or other)

The shareholders’ meeting, ruling under the quorum and majority conditions required for ordinary shareholders’ meetings, having read the report of the board of directors and pursuant to the provisions of Article L. 225-130 of the French Commercial Code:

1.      Delegates to the board of directors its competence to decide the share capital increase at one or more times under such proportion and at such periods as it might deem appropriate through incorporation of premiums, reserves, profits or any other means, and whose capitalization would be possible pursuant to the law and the by-laws under form of granting of free shares or increase of the par value of the existing shares or through joint use of such two processes. The maximum nominal amount of the capital increases likely to be completed in this respect may not exceed 10,000,000 euros; it being specified that the amount of the global threshold provided for pursuant to the 3rd paragraph of the 13th resolution submitted to this meeting, should be charged on such amount;

2.      In case of use by the board of directors of this delegation of competence, it will have all powers, with the possibility to sub-delegate under the conditions set by law, to implement this delegation, in particular, for the purpose of:

•

Setting the amount and nature of the sums to be incorporated to the capital, setting the number of new shares to be issued and/or the amount by which the par value of the existing shares forming the share capital will be increased, setting the date, even retroactive, as from which the new shares will bear interest or the date on which the increase of the par value will be effective;

•	Deciding, in case of distributions of free shares:
o

That the fractional rights will not be tradable and that the corresponding shares will be sold; the sums resulting from the sale will be allocated to the holders of the rights under the conditions provided for by applicable laws and regulations;

	o	That those shares to be granted for former shares benefiting from a double voting right will benefit from such right as from their issuance;
o

To make all adjustments aimed at taking into account the effect of transactions on the company’s capital, in particular modification of the nominal value of the shares, capital increase through incorporation of reserves, free granting of shares, stock split or grouping, distribution of reserves or all other assets, capital amortization, or any other transaction relating to equity capital, and to set the terms and conditions according to which the preservation of the rights of holders of securities granting access to the capital, if any, would be made;

	o	To notice the completion of each capital increase and to proceed to the subsequent modifications of the by-laws;
o

Generally, to enter into all agreements, to take all measures and to carry out all formalities necessary for the issuance, listing and financial payment of the securities issued pursuant to this delegation as well as the exercise of the rights attached thereto.

3.      Acknowledges that this delegation will deprive of effect as from this day up to the portion not yet exercised, if any, any prior delegation having the same purpose, i.e. any delegation of competence relating to the share capital increase through incorporation of premiums, reserves, profits or other. It is granted for a twenty-six-month period as from this day.

Seventeenth resolution (Delegation of competence to the board of directors in order to grant stock options)

The shareholders’ meeting, ruling under the quorum and majority conditions required for extraordinary shareholders’ meetings, having read the report of the board of directors and the special report of the statutory auditors prepared pursuant to the law:

1.      Authorizes the board of directors, in the context of the provisions of Articles L. 225-177 through L. 225-185 of the French Commercial Code, to grant, at one or more times, in favor of such members of the staff as it might determine among the employees and possibly the corporate officers of the company and companies or groups in France or abroad related thereto under the conditions referred to in Article L. 225-180 of said Code, options entitling to the subscription of new shares of the company to be issued as capital increase (options de souscription d’actions), as well as options entitling to the purchase of shares of the company from repurchases made by the company under the conditions provided for by the law (options d’achat d’actions);

2.      Decides that the stock options granted pursuant to this authorization may not entitle to a total number of ordinary shares greater than 500,000 shares (subject to the provisions of Article L.174-17 of the Decree of March 23, 1967) and that the nominal amount of capital increases resulting from the exercise of stock options granted pursuant to this delegation of competence shall be charged on the amount of the global threshold provided for in paragraph 3 of the 13th resolution of this meeting;

3.      Decides that the price to be paid at the time of the exercise of stock options should be set by the board of directors on the day the options are granted within the limits and according to the terms and conditions provided for by law. Should the company carry out any of the transactions provided for by Article L. 225-181 of the French Commercial Code, the board of directors will take, under the conditions provided for by the regulation then applicable, the measures necessary to protect the interests of the beneficiaries, including, if necessary, by adjusting the number of shares that may be obtained by the exercise of options granted to the beneficiaries to take the incidence of this transaction into account;

4.      Acknowledges that this authorization will entail, in favor of the beneficiaries of stock options, express waivers from the shareholders of their preferred subscription right to shares that will be issued as the stock options are exercised. The share capital increase resulting from the exercises of stock options will be finally carried out as a result of the sole declaration of exercise of option along with subscription forms and exercise payments that may be made in cash or by offset with receivables on the company.

5.      As a result, the shareholders’ meeting grants all powers to the board of directors to implement this authorization and in order, in particular to:

•	Set the list of the beneficiaries of options and the number of options granted to each of them;
•	Set the terms and conditions of the options, and in particular:
	o	The validity term of the options; it being understood that the options should be exercised within a maximum of 8 years;
o

The date(s) or period(s) of exercise of the options; it being understood that the board of directors may (a) anticipate the dates or periods of exercise of the options, (b) maintain the exercisable nature of the options, or (c) modify the dates or periods during which the shares obtained through exercise of options may be sold or put in bearer forms;

o

The possible terms of prohibition of immediate resale of all or part of the shares without the time-period imposed for the keeping of the securities might exceed three years from the exercise of the option;

•

If necessary, limit, suspend, restraint or prohibit the exercise of options or sale or putting into bearer form of shares obtained through exercise of the options, for certain periods or from certain events, its decision being likely to relate on all or part of the options or shares or concern all or part of the beneficiaries;

•	Set the date of enjoyment, even retroactive, of the new shares coming from the exercise of stock options;

6.      Decides that the board of directors will also have, with the possibility to delegate under the conditions set by applicable law, all powers to notice the completion of the capital increases up to the amount of the shares that will be actually subscribed by exercise of stock options, modify the by-laws accordingly, and, on its sole decision and if it deems it appropriate, allocate the costs of the capital increases on the amount of premiums relating to such transactions and withdraw on this amount the sums necessary to increase the legal reserve to one-tenth of the new capital after each increase, and carry out all formalities necessary to the listing of securities so issued, any declarations with any bodies and make any other necessary action;

7.	Decides that such authorization would be granted for a twenty-six-month period from this day.

Eighteenth resolution (Powers to the board of directors in order to issue shares without preferred subscription right as consideration for contributions in kind relating to shares or other securities or securities granting access to the capital)

The shareholders’ meeting, ruling under the conditions of quorum and majority required for extraordinary shareholders’ meeting, having read the report of the board of directors and the special report of the statutory auditors, and in accordance with the provisions of Articles L. 225-129 et seq. of the French Commercial Code and, in particular, Article L. 225-147, 6th paragraph of said Code, grants, up to 10% of the share capital at any time whatsoever, this percentage applying to a capital adjusted according to transactions affecting it after this shareholders’ meeting, i.e., for information only, as at December 31, 2004, 1,830,775 shares, all powers to the board of directors, with possibility to sub-delegate under the conditions set by the law, in order to issue some shares in order to pay for the contributions in kind to the company and formed of shares or other securities granting access to the capital, when the provisions of Article L. 225-148 of the French Commercial Code do not apply, to set the list of securities contributed for the exchange, to set the conditions of issuance, the exchange ratio and, if necessary, the amount of the equalization payment (soulte) in cash to be paid and to determine the terms and conditions of issuance.

Nineteenth resolution (Delegation to be granted to the Board of Directors to decrease the share capital by cancellation of treasury shares)

The shareholders’ meeting, ruling under the quorum and majority conditions of extraordinary shareholders’ meetings, having read the report of the board of directors and the special report of the statutory auditors, authorizes the board of directors to decrease the share capital, in one or more times, under such proportions and at such periods as it would decide, by cancellation of any such quantity of treasury shares as it will decide within the limits authorized by the law, in accordance with the provisions of Articles L. 225-209 et seq. of the French Commercial Code.

The maximum number of shares that may be cancelled by the company pursuant to this authorization, for a twenty-four-month period, is 10% of the shares forming the company’s capital; it being reminded that this limit applies to any amount of the company’s capital that would be adjusted, if necessary, to take into account transactions affecting the share capital subsequently to this shareholders’ meeting.

This authorization will deprive of any effect from this day, up to the part not used yet, if any, any prior delegation granted to the board of directors for the purpose of decreasing the share capital by cancellation of treasury shares. It is given for a twenty-six-month period from this day.

The shareholders’ meeting grants all powers to the board of directors, with the possibility to delegate, to carry out the cancellation and capital decrease that could be carried out pursuant to this authorization, to amend the by-laws accordingly and to carry out all formalities.

Twentieth resolution (Powers to carry out formalities)

The shareholders’ meeting grants all powers to the bearer of an original, a copy, or an extract from these minutes in order to carry out all filing, publicity and other formalities where necessary.

REPORT OF THE BOARD OF DIRECTORS

Ladies and Gentlemen:

The board of directors has convened you in an ordinary and extraordinary shareholders' meeting, in particular to consider the following issues:

Ordinary Shareholders' Meeting:

1.	Approval of the corporate financial statements and discharge to directors;
2.	Allocation of profit and loss;
3.	Approval of the consolidated financial statements and discharge to directors;
4.	Approval of regulated agreements referred to in Article L.225-38 of the French Commercial Code;
5.	Determination of the amount of the directors' fees;
6.	Renewal of the term of office of a director;
7.	Ratification of the cooptation of a director appointed to replace a resigning director and renewal of his term of office;
8.	Appointment of an alternate auditor to replace a resigning alternate auditor;
9.	Authorization to be given to the Board of Directors in order to carry out transactions on the company’s shares;
10.	Powers to carry out formalities

Extraordinary Shareholders' Meeting:

11.	Company’s equity capital falling under one half of the share capital;
12.	Amendment to the company’s by-laws for the purpose of transferring the competence of the ordinary shareholders’ meeting to the Board of Directors for the issuance of bonds;
13.

Delegation of competence to the Board of Directors in order to decide the share capital increase through issuance – with preferred subscription right – of shares and/or other securities granting access, immediately or in the future, to the company’s capital and/or other securities granting access to debt;

14.

Delegation of competence to the Board of Directors to increase the share capital through issuance – without preferred subscription right – of shares and/or other securities granting access, immediately or in the future, to the company’s capital and/or other securities granting access to debt;

15.

Delegation of competence to the Board of Directors in order to increase the share capital through issuance of shares reserved for members of a company savings plan without preferred subscription right in favor the latter;

16.	Delegation of competence to the Board of Directors in order to increase the share capital through incorporation of premiums, reserves, profits or other;
17.	Delegation of competence to the Board of Directors to grant stock options;
18.	Powers to the Board of Directors to issue shares without preferred subscription right as consideration for contributions in kind relating to shares or other securities granting access to the capital;
19.	Delegation to be given to the Board of Directors in order to decrease the share capital by cancellation of treasury shares; and
20.	Powers to carry out formalities

I.	Board of Directors' Report (Ordinary part of the Shareholders' Meeting)

Management report

This part of the report is addressed in a separate document.

Renewal of the term of office of a director

You are asked to renew the term of office of Mr. François Legros, as director of the company, for a three-year term, i.e., until adjournment of the annual ordinary shareholders' meeting called to rule on the financial statements for the fiscal year ending December 31, 2007.

Accordingly, your Board of Directors is asking you to adopt the proposed sixth resolution presented to you for such purpose.

Ratification of the cooptation of a director appointed to replace a resigning director and renewal of his term of office

Further to the resignation of Jean-Jacques Bertrand on June 23, 2004, Frédéric Spagnou was co-opted as director to replace Jean-Jacques Bertrand for his remaining term of office, i.e., upon adjournment of this ordinary shareholders’ meeting.

You are asked to ratify the cooptation of Frédéric Spagnou and to renew his term of office, as director of the company, for a three-year term, i.e., until adjournment of the annual ordinary shareholders' meeting called to rule on the financial statements for the fiscal year ending December 31, 2007.

Accordingly, your Board of Directors is asking you to adopt the proposed seventh resolution presented to you for such purpose.

Appointment of an alternate auditor to replace a resigning alternate auditor

Due to the retirement of Mr. Georges Guillemain, co-alternate auditor, we propose you to appoint, in replacement of Mr. Guillemain, and for his outstanding term of office, i.e., until the ordinary shareholders’ meeting called to rule on the financial statements for the fiscal year ending December 31, 2006, Mr. Jean-Maurice Delrieu, residing at 1025 rue Henri Becquerel, 34000 Montpellier.

Accordingly, your Board of Directors is asking you to adopt the proposed eighth resolution presented to you for such purpose. You are further informed of the replacement of Mr. Antoine Peskine by Mrs. Christine Blanc-Patin as legal representative of Ernst & Young, statutory auditor of the company; and the Merger between Audit Consulting Taxes (ACT) and Deloitte Touche Tohmasu - Audit, and states that the term of the Audit mission of the company is continued by Deloitte Touche Tohmastu – Audit as the new name is “Deloitte & Associés”. The General Meeting grants all powers to the Board of Directors in order to modify the Registration Act of Companies;

Authorization to be given to the Board of Directors in order to carry out transactions on the company’s shares

We submit to your approval a resolution (ninth resolution) in order to authorize your Board of Directors to purchase shares of the company, in accordance with the provisions of Articles L. 225-209 et seq. of the French Commercial Code.

The purpose of such authorization, which supersedes and replaces the authorization granted by the shareholders’ meeting on May 26, 2004, is to provide for the possibility for the Board to purchase shares of the company on the market with a view, in particular, (i) to implement any stock option plan (plan d’options d’achat et de souscription d’actions) of the company or any stock option plan by employees, (ii) to grant free shares of the company in the context of Article L. 225-197-1 of the French Commercial Code, (iii) to cancel treasury shares, and (iv) to deliver shares as exchange, payment or otherwise in the context of external growth transactions of the company or during the exercise of rights attached to securities given right, through reimbursement, conversion, exchange, presentation of a warrant or any other means to be granted shares of the company, and more generally to implement an asset and financial management policy including the conservation or assignment of the shares of the company. In accordance with the position adopted by the Autorité des marchés financiers, the regularization of the market price for the share will not appear in the objectives of the purchases of shares of the company.

The purchase of the company’s shares may relate to a number of shares such as the number of shares that the company purchases during the repurchase program does not exceed 10% of the shares forming the company’s capital, i.e., for information purposes, as at December 31, 2004, 1,830,775 shares; and that the number of shares that the company will hold at any time whatsoever does not exceed the 10% of the shares forming the company’s capital, in accordance with French law.

In respect of such authorization, your Board of Directors may directly or indirectly, through sub-delegation pursuant to the provisions of Article L.225-209 of the French Commercial Code, as modified by the Order (Ordonnance) of June 24, 2004, acquire, assign or transfer the shares at any time and through any means, on the market or over-the-counter, including through acquisition or assignment of blocks or use of options or other derivative products traded on a regulated market or over-the-counter and set-up of optional strategies.

The purchase of shares under the ninth resolution may not exceed 19 euros per share. Given the maximum limit of 10% of the share capital provided for such resolution, the global amount allocated to the share repurchase program authorized above may not be greater than 35,000,000 euros.

Please note that the Board will have the power to adjust the above mentioned purchase price in case of modification of the par value of the share resulting from a capital increase through incorporation of reserves, granting of free shares, regrouping of securities, distribution of reserves or any other assets, amortization of the capital, or any other transaction relating to working capital in order to take into account the effect of such transactions on the company’s share value.

The Board of Directors is therefore asking you to adopt the proposed ninth resolution presented to you for such purpose.

II.	Board of Directors' report (Extraordinary part of the Shareholders' Meeting)

Acknowledgment of the insufficient level of the company’s equity capital and decision not to proceed with the dissolution of the company

We draw your attention on the level of the company’s equity capital representing, for the fiscal year ended December 31, 2004, less than one half of the company’s share capital. In accordance with the provisions of Article L. 225-248 paragraph 1 of the French Commercial Code, we submit to your approval an eleventh resolution for the purpose of deciding not to proceed with the dissolution of the company and to continue the company's business activity.

We remind you that the company will be bound to remedy this situation, no later than December 31, 2007, either by reducing its share capital of an amount at least equal to that of the losses that could not be allocated on the reserves, or by building-up its equity capital up to an amount at least equal to one half of the company's share capital.

Amendment to the company's by-laws for the purpose of transferring the competence of the ordinary shareholders’ meeting to the Board of Directors for the issuance of bonds

We submit to your approval a resolution (twelfth resolution) aimed at modifying Article 24 of the company's by-laws in order to transfer the competence of the ordinary shareholders’ meeting to the Board of Directors for the issuance of bonds.

The Order (Ordonnance) of June 24, 2004 modified the regime of issuance of bonds by French commercial companies by transferring the competence of the ordinary shareholders’ meeting to the Board of Directors. The new Article L. 228-40 of the French Commercial Code provides that, unless otherwise provided for in the by-laws, the Board of Directors shall be competent to decide or authorize the issuance of bonds, with the possibility to sub-delegate. The shareholders' meeting shall however remain competent to decide the issuance of bonds, on a case-by-case basis.

Article 24 of the company's by-laws, as currently drafted, reserves this competence to the ordinary shareholders’ meeting. Your Board proposes you to adopt the draft twelfth resolution aimed at modifying Article 24 of the company’s by-laws by deleting this express competence of the ordinary shareholders’ meeting, in order to transfer, as a matter of law, such competence to the Board of Directors for any issuance of future bonds in accordance with the new provisions of Article L. 225-40 of the French Commercial Code.

In the event that this twelfth resolution would be adopted, it would put an end to the delegation granted to the Board of Directors in the context of the eighth resolution of the ordinary shareholders’ meeting of May 26, 2004.

Authorizations to issue securities with or without preferred subscription right

We submit to your approval a number of resolutions the purpose of which is to delegate to your Board of Directors the competence necessary to decide to carry out various issuances of securities entailing capital increase of your company with or without preferred subscription right.

The resolutions presented to you partly result from the new provisions derived from the Order (Ordonnance) of June 24, 2004 reforming the regime of securities issued by commercial companies. The provisions of the Order are designed to give the Board of Directors the greatest possibility to set the terms and conditions of certain transactions while acting in the best interests of the company. The resolutions proposed to you correspond to the company's development strategy may and, in particular, the needs to public issue in order to give it the necessary funds.

The diversity of the financial products and the fast developments of the markets require to have the greatest flexibility in order to choose the terms and conditions of issuance most favorable for the company and its shareholders, and in order to promptly complete the transactions, according to the opportunities likely to occur.

As far as the terms and conditions of placement of such issuances are concerned, the possibility will be offered to the company to resort, according to the markets' specificity, to all types of placements both in France and abroad and for the best interests of the company and its shareholders.

It should be noted that in the event that some of such issuances would be made on the international market and on foreign markets, the placement would be made according to the procedures then applicable to the relevant markets.

The Board will therefore have the right to carry out, under all circumstances, both in France and abroad, issuance of shares (excluding preferred shares introduced by the Order of June 24, 2004) or securities giving access to the capital of the company other securities granting access to debt. It is therefore a matter of enabling your Board of Directors to decide, within the limit of the threshold below, to issue all type of securities, for valuable or no consideration. Moreover, the Board of Directors will also be authorized to carry out issuance, up to the limit of the global threshold set by the fourteenth resolution, of shares or securities granting access to the company's capital to be issued further to the issuance by the companies in which the company directly or indirectly holds more than half of the share capital, of securities granting access to the company’s capital.

It should be noted that the Board will also have the competence to decide to increase the company’s capital, in one or more occasions, in such proportion and at such times as it may deem appropriate, by modification of the nominal value of shares, incorporation of premiums, reserves, profits or other, the capitalization of which will be possible under law and the company's by-laws, free allocation of shares, amortization of capital or any other transaction relating to equity capital (sixteenth resolution).

The maximum nominal amount of the capital increases likely to be carried out under the sixteenth resolution may not exceed 10 million euros; it being specified that such amount will be allocated on the amount of the global threshold provided for in the thirteenth resolution submitted to the shareholders’ meeting (capital increase with preferred subscription right).

The maximum nominal amount of capital increases likely to be carried out, with preferred subscription right or other securities granting access to debt, (thirteenth resolution), is set at 100 million euros; it being specified that the nominal amount of any capital increase likely to be carried out, directly or not, pursuant to the fourteenth resolution (capital increase without preferred subscription right), fifteenth resolution (capital increase reserved for members of a company savings plan), sixteenth resolution (capital increase through incorporation of premiums, reserves and profits), seventeenth resolution (stock options) and eighteenth resolution (possibility to issue shares of the company as consideration for contributions in kind, up to 10% of the company’s share capital) is set at 213 million euros.

The maximum nominal amount of the capital increases likely to be carried out, without preferred subscription right (fourteenth resolution), directly or not, from the issuance of shares or securities is also set at 100 million euros; it being specified that such amount will be allocated on the global threshold of 213 million euros provided for in paragraph 3 of the thirteenth resolution.

The shareholders' possibility to waive their preferred subscription right is requested to you in order to enable, by accelerating the process of investment of the issuances, to increase the chances of success thereof, in particular on the international markets.

We however specify that, in all cases of issuance without preferred right, your Board of Directors may grant to shareholders the right to subscribe securities by priority, in accordance with Article L. 225-135 paragraph 2 of the French Commercial Code.

Furthermore, we specify to you that, in accordance with Article L.225-136 1° 1st paragraph of the French Commercial Code, the issue price of the shares directly issued shall be at least equal to the minimum provided for by the applicable regulations, after, if necessary, adjustment of such average in case of difference between the vesting dates, the former reference to the so-called rule of the “10 among 20” having been abrogated by the Order of June 24, 2004. In accordance with the provisions of the new Article 155-5 of the Decree of March 26, 1967, the price shall be at least equal to the average of the trading prices for the last three trading days prior to its determination, possibly reduced by a maximum rebate of 5%. The issue price of the securities granting access to the company’s share capital shall be such as the amount immediately received by the company, increased, if necessary, by that likely to be subsequently received by it, i.e., for each share issued as a result of the issuance of such other securities, at least equal to the subscription price referred to for the issuance of shares. Furthermore, the conversion, reimbursement or generally transformation into shares of each security granting access to the capital will be made, considering the nominal value of the bond, in a number of shares such as the amount received by the company, for each share, is at least equal to the aforementioned subscription price.

You are further proposed to authorize the Board of Directors, in accordance with the provisions of Article L. 225-136 1° second paragraph of the French Commercial Code, to set, up to 10% of the share capital per year, the issue price of the shares and securities granting access to the share capital provided only that the issue price for the shares is at least equal to the average of the trading prices for the last three trading days prior to its determination, possibly reduced by a maximum rebate of 5%. In case of use of this authorization by the Board, an additional report will be prepared and certified by the statutory auditors, describing the final conditions of the transaction and giving components to assess the actual incidence on the shareholder’s rights. This authorization shall be granted for a maximum period of twenty-six months.

Please note that the approval of the fourteenth resolution will entail waiver to your preferred subscription right to the shares to be issued further to the conversion, exchange, reimbursement, presentation of warrant or otherwise.

Each of the delegations of competence provided by the thirteenth resolution (capital increase with preferred subscription right), fourteenth resolution (capital increase without preferred subscription right) and sixteenth resolution (capital increase through incorporation of premiums, reserves and profits) will be granted for a twenty-six-month period from the adoption of the corresponding resolution presented to you. If your Board uses such delegations, it shall prepare, for each issuance, an additional report describing the final conditions of the issuance and shall indicate its effect on the shareholder's situation, in particular concerning its share of equity capital. Such report, as well as the statutory auditors' report, relating to the compliance of the transaction in view of the general delegation granted by the shareholders' meeting, expressing their opinion on the choice of calculation components for the issue price and on the final amount of such price, as well as their opinion on the effect of such an issuance on the shareholder's situation, shall be promptly made available for shareholders then notified to them during the next shareholders' meeting.

The Board of Directors is therefore asking you to adopt the proposed thirteenth, fourteenth and sixteenth resolutions presented to you for such purpose.

Authorization to be given to the Board of Directors in order to increase the share capital through issuance of shares reserved for employees without preferred subscription right in favor the latter

Pursuant to Article L. 225-129-6 of the French Commercial Code, "At the time of any decision to increase the capital through cash contribution (...), the extraordinary shareholders' meeting must rule on a proposed resolution, for the purpose of increasing the capital under the conditions provided for by Article L. 443-5 of the French Labor Code."

Consequently, in the context of the proposed authorization to increase the capital of the company as described above, the presentation of this resolution to the shareholders is a legal obligation.

In accordance with applicable laws and regulations (and, in particular, provisions derived from the Order of June 24, 2004), we are therefore submitting to you this fifteenth resolution to delegate to the Board of Directors the competence necessary to decide a share capital increase, in one or more occasions, of a maximal nominal amount of 1 million euros, through issuances of shares or securities granting access to the company’s capital reserved for members of one or more company savings plan that would be set up within the Genesys group pursuant to Articles L.443-1 et seq. of the French Labor Code.

The delegation of competence provided for by the fifteenth resolution would be given for a twenty-six-month period from the adoption of this resolution. The issue price of the shares or securities granting access to the capital will be determined under the conditions of Article L. 443-5 of the French Labor Code and will be equal to 80% of the Reference Price (as such expression is defined below) or 70% of the Reference Price when the unavailability period provided for by the plan in accordance with Article L. 443-6 of the French Labor Code is greater than, or equal to, ten years. The Reference Price shall designate the average first trading prices of the company’s share on the Eurolist of Euronext during the twenty trading days prior to the day of the decision setting the date of opening of the subscription for members of a company savings plan.

By approving this fifteenth resolution, you will be required to suppress your preferred subscription right to new shares and to reserve the new shares to be issued to the aforementioned members.

Stock options plan

The Board of Directors is proposing you to delegate to it your competence, for a twenty-six-month period from the adoption of such resolution to grant in one or more times, in favor of such employees of the company as it may determine among the employees and possibly corporate officers of the company and companies or groups related thereto under the conditions set in Article L.225-180 of the French Commercial Code, options entitling to the purchase of shares of the company coming from the repurchases made by the company under the conditions provided for by the law (treasury shares).

The stock options granted pursuant to this delegation may not entitle to a total number of ordinary shares greater than 500,000 and the nominal amount of the capital increases resulting from the exercise of stock options granted pursuant to this delegation of competence shall be allocated on the amount of the global threshold provided for in the 13th resolution of this meeting, without, for each option granted, such time-period exceeding eight years from the day of granting of the option.

Each stock option shall be exercised at a price set by the Board of Directors on the day of its granting within the limits and according to the terms and conditions provided for by. However, if for the period during which the granted options may be exercised, the company has carried out one of the financial or securities transactions provided for by Article L.225-181 of the French Commercial Code, the Board of Directors shall make, under the conditions provided for by the regulations then in force, the measures necessary to protect the beneficiaries’ interests, including, if necessary, by proceeding to an adjustment of the number of the shares likely to be obtained by exercising options granted to the beneficiaries to take into account the effect of such transaction.

In accordance with law, this authorization shall entail express waiver of the shareholders to their preferred subscription right to the new shares to be issued in favor of the beneficiaries of stock options.

The Board of Directors therefore proposes you to adopt the proposed seventeenth resolution presented to you for such purpose.

Powers to the Board of Directors to issue shares without preferred subscription right as consideration for contributions in kind relating to shares or other securities granting access to the capital

A draft eighteenth resolution is submitted to you in order to authorize the Board of Directors to issue shares without preferred subscription right as consideration for contributions in kind granted to the company and formed of shares or securities granting access to the capital, as provided for by Article L. 225-147, 6th paragraph, of the French Commercial Code. Shares thus issued shall be limited to 10% of the share capital, the Board of Directors having all powers to set the list of securities contributed for the exchange, to set the conditions of the issuance, the exchange ratio and the amount of the equalization payment (soulte) in cash, if any, and to determine the terms and conditions of the issuance.

This authorization would be granted for a maximum term of twenty-six months, in accordance with law.

Delegation to be given to the Board of Directors to decrease the share capital through cancellation of treasury shares

The Board of Directors submits to you a draft nineteenth resolution for the purpose of authorizing it to carry out, with the possibility to sub-delegate, a decrease of the company’s share capital by cancellation of treasury shares further to a share repurchase program as referred to in the ninth resolution. Share capital decreases may be implemented at the initiative of the Board in one or more times, under such proportions and at such periods as it may decide, in accordance with the provisions of Articles L. 225-209 et seq. of the French Commercial Code.

The maximum number of shares that may be cancelled by the company pursuant to this authorization is set as 10% of the shares forming the company’s capital; it being reminded that this limit applies to an amount of the company’s capital that will be adjusted, if necessary, to take into account transactions affecting the share capital subsequently to this shareholders’ meeting. This authorization shall be granted for a twenty-six-month period and will allow the Board to cancel shares for a twenty-four-month period.

Information on corporate matters since the beginning of the 2005 fiscal year

On February 11, 2005, Genesys released more information regarding the Genesys Teleconferencia Iberia SA’ shareholders agreement in Spain.

On December 31, 2004, Genesys S.A was not in compliance with one financial covenant. On March 9, 2005, Genesys get the waiver from the Banks regarding the non-compliance of the financial covenant at December 31, 2004, as amended in the amendment of the Credit Facilities on August 6, 2004.

Could you please read the proposed resolutions presented to you by the Board of Directors, approve them according to its recommendations, and trust it for all measures to be taken concerning the terms and conditions of performance of each of the decisions or authorizations requested.

The board of directors

BRIEF REVIEW OF THE COMPANY’S POSITION FOR THE 2004 FINANCIAL YEAR (FRENCH GAAP)

Overview

On June 30, 2004, Genesys recorded an impairment charge of €57.3 million relating to goodwill and the carrying value of North America customer lists,

On August 6, 2004, Genesys SA signed a fourth amendment to the $125 million credit facilities signed in April 2001.

The Financial statements ending December 31, 2004 included restructuring charges of €2.2 million for, mainly, the centralization of senior management, finance and administrative functions to Reston, Virginia.

Genesys Group

Revenue and gross profit

Total revenues decreased 12.8% from €159.5 million in 2003 to €139.0 million in 2004. The principal reason for the decline in our revenues was the 9.0% decline in the value of the U.S. dollar against the euro in 2004. Based on 2003 exchange rates, our euro revenues in 2004 would have been 4.0% below our euro revenues in 2003. This decline was also due to the net impact of the continued and expected shift in our product mix from operator-attended services to our lower-priced, automated services and the declining price of our products, partially offset by an increase in conferencing minutes sold.

Operationally, we realized significant volume increases. Our call volume minutes increased from 1,312 million in 2003, to 1,507 million in 2004. Automated services represented 89.9% of total call volumes in 2004, compared to 83.4% in 2003.

The European revenue represents 39.5% of global revenue, North America is the most important with 50.2%, regarding Asia-Pacific revenue, it is about 7% of the global revenue and video 3.3%.

Our gross profit decreased by 16.0%, from €102.4 million in 2003 to €85.9 million in 2004. This decrease is principally due to price erosion and, to a lesser extent, depreciation of the value of the U.S. dollar against the euro. As a percentage of our revenues, gross profit decreased from 64.2% in 2003 to 61.8% in 2004.

Operating loss

Our operating loss decreased from €18.4 million in 2004 to €12 million in 2003.

The impairment charges recorded in 2003 and 2004 were primarily related to the customer lists of Vialog acquired in 2001 and, to a lesser extent, to the customer lists of Astound. Excluding the impact of impairment of goodwill and other intangibles, our operating loss would have been recorded operating income of €19.8 million in 2003 and €8.4 million in 2004.

Financial Income (Expenses)

Net financial expenses recorded a loss of €7.0 million in 2004 compare to €7.2 million in 2003, principally as a result of a decrease in our interest expense resulting from the decline in the U.S. dollar (as our obligations under our principal credit agreement are denominated mainly in U.S. dollars) and the repayment of $16.9 million of our principal credit agreement.

Income Tax Expense

We recorded income tax expense of €2.5 million in comparison with an income tax expense of €2.0 million in 2003.

Amortization of Goodwill

In 2004, we recorded an impairment charge of 39.6 million relating primarily to the carrying value of customer lists.

Net loss

For the foregoing reasons, we recorded a net loss of € 67.4 million in 2004 compared to a net loss of € 36.5 million in 2003. Excluding the charges for impairment and amortization of goodwill and other intangible assets (€57.0 million in 2004 and, €33 million in 2003), we would have recorded net loss of a net loss of €10.1 million in 2004 and €3.5 million in 2003.

The EPS is negative by €3.67 in comparison with a negative EPS of € 2.20 in 2003. The negative EPS increase is the result of the loss made by Genesys SA in 2004.

Long term debt

On April, 20, 2001, Genesys and Vialog signed a credit facility of US $ 125 million with BNP Paribas, CIBC World Markets and Fortisbank. Modified by some amendment thereafter, this contract replaced Vialog multi-currency long-term loan of €35 million.

On April 30, 2003, we signed an amendment to our April 2001 U.S. $125 million credit facility with our main bank creditors. The amendment was subject to certain conditions that were subsequently met. The amendment provides for the extension of the maturity of the $118 million remaining principal amount under the credit facility from April 2006 to October 2008, and the rescheduling of principal repayments.

On August 6, 2004 we amended this agreement to reschedule principal payments under our credit facility and to modify our financial ratio requirements.

Parent Company, Genesys SA

Statement of operations

The revenue and other operating income increased by 52.93%, it amounts to € 43.208 million in 2004 compared to € 28.252 million in 2003. Consequently, the revenue mainly includes the management fees Genesys SA bills to its subsidiary. After deduction of €47.167 million in 2004 of operating expenses (€33.823 million in 2003), we recorded operating loss of €3.959 million in 2004 compared to operating loss of €5.569 million in 2003.

Net financial expenses recorded a loss of €29.427 million in 2003, compare to €26.400 million in 2003, financial year during which Genesys SA booked €2.010 million for the dividends paid by the Swedish subsidiary.

Balance sheet

The long-term debt were of € 20.712 million in 2004. It included one part of the credit facility of US $ 125 million.

On December 31, 2004, the total assets amount to represents €102.442 million compared to € 13.426 million in 2003.

Negative Net Equity

We draw your attention on the level of the company’s equity capital representing, for the fiscal year ended December 31, 2004, less than one half of the company’s share capital. In accordance with the provisions of Article L. 225-248 paragraph 1 of the French Commercial Code, we submit to your approval an eleventh resolution for the purpose of deciding not to proceed with the dissolution of the company and to continue the company's business activity.

FIVE-YEAR FINANCIAL SUMMARY

	Financial year	Financial year	Financial year	Financial year	Financial year
in thousands of euro	31/12/2004	31/12/2003	31/12/2002	31/12/2001	31/12/2000

Capital at year end

Common stock	18308 K EUR	18 308 K EUR	77 050 K EUR	76 355 K EUR	46 711 K EUR
Number of share of common stock outstanding	18,307,756	18,307,756	15,409,933	15,271,064	9,342,381

Operations and income for the year

Net commercial sales	42,540	27,112	28,133	26,654	18,127
Income before tax, depreciation, amortization 687		1,933	3 579	-2,098	4,041
and provisions	687
Tax on profit	19	38	30	4	4
Income after tax, depreciation, amortization	-33,723	-32,081	-141,803	-62,179	423
and provisions

Personnel

Social security and other staff benefits	6,282	5,100,219	4,509,510	6,173,958	6,554,210
Total payroll for year	2,216	2,343,836	2,167,978	2,478,911	1,819,269
Average number of employees during the year	107	99	92	142	96

BOARD OF DIRECTOR AND MANAGEMENT BIOGRAPHIES

Board of Directors

François Legros	Age:	39
Chairman and	First elected:	June 1997
Chief Executive Officer	Term expires:	2005
	Principal occupation:	Chairman and Chief Executive Officer, Genesys
	Other directorships and business experience:	Former Managing Director and Chief Financial Officer, Genesys
Thomas Abbott	Age:	61
Director	First elected:	June 2003
	Term expires:	2006
	Principal occupation:	Retired
	Other directorships and business experience:	Former Executive of Lucent Technologies
David Detert	Age:	67
Director	First elected:	June 2003
	Term expires:	2006
	Principal occupation:	Retired
	Other directorships and business experience:	Former Executive Vice President and Chief Strategy Officer, Genesys; Former President of the Daretel Group
Patrick S. Jones	Age:	60
Director	First elected:	June 2001
	Term expires:	2007
	Principal occupation:	Private investor
	Other directorships and business experience:

Director of Liberate Technologies Inc., Smart Trust AB, Trema AB and Lattice Semiconductor; Former Senior Vice President, Chief Financial Officer, Gemplus S.A.; Former Vice President Finance and Corporate Controller of Intel Corp.

Frédéric Spagnou	Age:	46
	First elected:	August 2004
	Term expires:	2005
	Principal occupation:	Vice President Marketing, Amadeus (France)
	Other directorships and business experience:

Director of Centre d’Etude et de Prospective Stratégique and Université des Arts et Métiers; Former Chief Operating Officer and President of Gemplus France; Former Vice President of Apple Computer Europe

Universal Capital Partners, represented by Mr. Pierre Besnainou, and Mr. Paul Sfez were each named to our board of directors at the shareholders’ meeting held on June 5, 2003, in connection with the April 2003 amendment to our credit facility. Following their appointments Universal Capital Partners, represented by Mr. Besnainou, and Mr. Sfez each served on our board for approximately 10 months until their resignations from the board, effective April 1, 2004 and April 13, 2004, respectively.

Mr. Jean-Jacques Bertrand served on our board of directors as the representative of Finovectron SA from 1990 to 1998 (except from September 1996 to April 1998, when Finovectron had another representative), and from October 1998 to June 2004 in his own capacity. He resigned from the board effective June 23, 2004. Mr. Frédéric Spagnou was co-opted onto our board on August 6, 2004, following the resignation of Mr. Jean-Jacques Bertrand. His term of service will expire at our 2005 annual general shareholders’ meeting. We currently plan to propose that the shareholders’ meeting renew his appointment for an additional three-year term.

Senior Management

François Legros, Chairman and Chief Executive Officer. Mr. Legros has been our Chairman and Chief Executive Officer since June 1997, and was the first employee to be hired by our company. Mr. Legros started his career at our company as Finance Manager and later became our Financial and Administrative Director. In 1994, he was appointed Managing Director of Genesys Sweden and Genesys Development Director and became Group Managing Director in 1996.

Olivier Fourcade, Executive Vice President, Asia Pacific. Mr. Fourcade, our Executive Vice President, Asia Pacific, joined our company in 1991, and since then has held several positions including Executive Vice President, Marketing Manager Europe and Executive Vice President, Video Business Unit. Today, Mr. Fourcade serves as our Executive Vice President, Asia Pacific, a position he has held since October 2001.

Jim Huzell, Chief Operating Officer. Mr. Huzell joined our company as Chief Operating Officer in 2000 and was named President, Group in June 2002. Prior to joining our company, Mr. Huzell spent eight years as Managing Director of Scanmarket AB, a consulting business, working on business development projects for mobile telephone companies such as Ericsson and Nokia as well as with several other technology ventures. Prior to joining Scanmarket, Mr. Huzell served for four years as Chief Executive Officer of Comvik, the first independent mobile telephone operator in Europe.

Michael E. Savage, Executive Vice President and Chief Financial Officer. Mr. Savage joined our company as Executive Vice President and Chief Financial Officer in September 2001. Prior to this time, he served as Senior Vice President and Chief Financial Officer of Vialog Corporation, a position he held from September 1999. Before joining Vialog, Mr. Savage also served as Chief Financial Officer of America Online/Digital City, and prior to that position, as Chief Financial Officer and Vice President of World Corp., the holding company of World Airways, Inc. and InteliData Technologies Corp.

Denise Persson, Executive Vice President of Marketing. Ms. Persson joined our company in 1996 as Marketing Manager for our first foreign subsidiary in Sweden. Ms. Persson later joined the marketing team in France as product manager and in 1999, was appointed Marketing Director, and then later, promoted to Vice President of Marketing in February 2001. She has held her present position since January 2003. Prior to joining our company, Ms. Persson served in various sales and marketing positions at Commodore and Kuwait Petroleum in Sweden.

Shelly Robertson, Executive Vice President Production & Infrastructure. Ms. Robertson entered the teleconferencing industry with employment at ACCESS Teleconferencing Inc in January 1994 (which later became Vialog Corporation in 1998, and which we acquired in 2001). At ACCESS/Vialog she held the following positions: Client Services Director, Operations Director, and Director of Operations Integration. Since acquiring Vialog, Ms. Robertson has held the following positions at our company: General Manager, Montgomery, AL call center; General Manager, Reston, VA call center; Vice President, North America Operations, and Vice President, Global Operations.

Jim Lysinger, Executive Vice President, Sales & Marketing North America & Europe. Mr. Lysinger joined our company as a result of our 1999 acquisition of Williams Conferencing. He has a combined sixteen years of telecom industry experience, most recently serving as our Executive Vice President and Managing Director Europe. Prior to this position, Mr. Lysinger was our Vice President of Sales for the North American region from 1999 until 2002. At Williams Conferencing (and previously at ITC, which was acquired by Williams Conferencing), he was responsible for the Channel Sales Group. Prior to ITC/Williams, Mr. Lysinger spent eight years with Sprint Corporation in various sales and sales management positions.

Andrew Lazarus, Executive Vice President, Chief Strategy Officer. Mr. Lazarus was named Chief Strategy Officer of our company in September 2003 and has acted as an advisor to our company since December 2002. He continues to serve as an outside consultant, and is not employed by our company. From 1997 to November 2002, Mr. Lazarus worked in the investment banking group at CIBC WorldMarkets, where he was most recently an Executive Vice President with responsibility for assisting telecommunications companies with equity and debt offerings, mergers and acquisitions and financial restructurings. Prior to CIBC WorldMarkets, Mr. Lazarus was employed at Bank of America (formerly NationsBank) and Fidelity Investments.

REQUEST FOR A MAILING OF THE DOCUMENTS AND INFORMATION

referred to in article 135, as amended, of the Decree

No. 67-236 of March 23, 1967

MAILING :

NATEXIS BANQUES POPULAIRES

Service Financier

Emetteur Assemblée

10-12 Avenue Winston Churchill

94677 Charenton-le-Pont Cedex

France

I, the undersigned

Last names or :

Address :

acting in my capacity as shareholder of :

GENESYS S.A.

Acknowledge having already received the documents, concerning the Shareholders’ Combined General Meeting of June 16 on 1st call and on June 28, 2005 on 2nd call that has been convened, referred to in article 133, as amended, of the Decree No. 67-236 of March 23, 1967, namely: the agenda, the draft resolutions and the Board report, the summary statement of the Company’s position during the last fiscal year (with the annexed table of results for the last five fiscal years), Directors and Management biographies.

Hereby request said Company to send me, at no charge, prior to the Combined General Meeting of June 16 on 1st call and on June 28, 2005 on 2nd (1) the documents and information referred to in article 135 of the same Decree.

Done at	, on	, 2005

Signature

(1) in accordance with the provisions of Articles 133-4° and 138, para. 3 of the Decree of March 23, 1967, any registered shareholder may, by a single request, obtain from the Company by mail the documents and information referred to in Articles 133 and 135 of the same Decree on the occasion of each of the Meetings to be held after the above mentioned Meeting (Article 135, refers, in particular, depending on the nature of the Meeting, to the information concerning the directors and general managers, and, if applicable, to the candidates to the Board of Directors, the management report, the balance sheet, the income statement, the notes, the reports of the Auditors, and the Auditors’ report as well as the report of the Board of Directors that must be presented to the Extraordinary Shareholders’ Meeting in cases provided by law).

If the Shareholder wishes to benefit from this service, he/she must mention it on the present request.

GENESYS S.A.

COMBINED GENERAL MEETING

(ORDINARY AND EXTRAORDINARY)

OF JUNE 16, 2005 (1st call)

JUNE 28, 2005 (2nd call)

at Genesys Headquarters

Immeuble l’Acropole

954, avenue Jean Mermoz

34967, Montpellier Cedex 2, France

REQUEST FOR AN ADMISSION CARD

I, the undersigned

LAST NAME (Mr., Mrs or Miss)

Or Company name

First Name

Complete address	N° Street

Postal Code City

Country

Owner of	registered shares

And/or	bearer shares held in an account at

Hereby request NATEXIS BANQUES POPULAIRES – Service Financier-Emetteur Assemblée, 10/12 avenue Winston Churchill, 94677 CHARENTON LE PONT CEDEX, France, to send me, at the above address, an admission card to the combined General Meeting (Ordinary and Extraordinary) to be held on June 16, 2005 on 1st call and on June 28, 2005 on 2nd call.

Done at,	on	, 2005

Signature

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 13, 2005

GENESYS SA

By: /s/ François Legros

Name: François Legros

Title: Chairman and Chief Executive Officer